Amendment to the Company Operating Agreement
of Mars Colony LLC
(Rev. 1.1 approved by the Board of Directors 8 August 2016)

In order to provide clarification, the "Impeachment" section of the Operating Agreement is amended as follows:

As stated under the "General Provisions" of this Agreement, each member of the Mars Colony LLC must maintain standards and requirements necessary for the LLC to conduct its business under the noted Texas liquor license. If any member is deemed to have violated or compromised the LLC's license such that a substantial threat of loss of this license has occurred, such member's ownership interest in the LLC may be cancelled through an impeachment proceeding.

Such an impeachment will be carried out by affirmative vote of members holding at least two-thirds ownership in the LLC. Cash compensation ("forced buy-out") shall be the only remedy available to the member subject to impeachment. The member subject to impeachment, shall be given a reasonable time period to cure or remedy the violation prior to an impeachment proceeding, if a cure or remedy is possible, under the applicable rules or regulations of the Texas liquor license authority.

The full details of an impeachment proceeding must be disclosed in writing to all members on or before the date of the company meeting called for that purpose. Disclosed details will include legitimate reason(s) cited for the impeachment, "forced buy-out" components, e.g. (a) current company valuation used to determine fair value of the member's ownership interest, (b) formula for determining fair value of all ownership interests (c) how the transaction is to be executed and (d) the financial terms of the resulting settlement. The proceeding details and outcome will be recorded and maintained in the company documents at its registered office.

Board Approval of this Amendment dated 15 March 2018.



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Eric Lowe   Cayce Rivers



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Mike Simmons   Jonathan Luers



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Eric Rivers